August 10, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Bank of Montreal
Issuer CIK: 0000927971
Issuer File Number: 333-285508/001-13354
Form Type: 8-A12B
Filing Date: August 10, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of MicroSectors 3x Long High Yield Corporate Bond (HYG) ETNs, MicroSectors -3x Short High Yield Corporate Bond (HYG) ETNs, MicroSectors 3x Long Investment Grade Corporate Bond (LQD) ETNs, and MicroSectors -3x Short Investment Grade Corporate Bond (LQD) ETNs under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications